788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 18-379
September 20, 2018

Platinum Group Metals Waterberg Project
and Corporate Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) is pleased to announce as project operator that the Definitive Feasibility Study (“DFS”) for the Waterberg Project is advancing according to plan. The target date for the completion of the DFS is the end of calendar Q1 2019. An updated resource model to be used in the DFS is in the final stages of calculations and peer review. Three-dimensional models have been provided to independent project engineer for mine design, Stantec Consulting International LLC (“Stantec”). The mine design involves bulk underground fully mechanized methods. Optimization of the methods utilized for the Company’s October 2016 Waterberg Pre-feasibility Study is in progress. (See the technical report dated October 19, 2016 and filed on SEDAR titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”.) Stantec brings global mine design and operating experience in these methods to the study.

Metallurgical test work and infrastructure designs are also progressing well, led by independent project engineer for plant design and metallurgy DRA Projects SA (Proprietary) Limited, who are an experienced platinum and palladium plant, engineering and construction firm. The DFS is looking at two potential scales for the project as previously announced, including a 600,000 tonne per month option and a 250,000 -350,000 tonne per month option.

A Mining Right Application for the Waterberg Project, endorsed by all of the Waterberg Joint Venture partners, including Impala Platinum Holdings Ltd. (“Implats”), Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”), was filed in early September 2018. The detailed consultation process in the area of the mine has commenced as required under Environmental Assessment and Mining Right regulations and specialist consultants have been engaged to manage and document this process. Co-operation with the Capricorn Municipality surrounding the mine has been active and positive including work on regional water supply plans and infrastructure under a recently signed co-operation agreement. Work on the planned national electrical grid connection for the project is also progressing well. Consultation on powerline servitudes and permits are advancing on plan as part of the DFS.

Platinum Group Metals is the Waterberg project operator and currently holds an effective 50.02% interest in the project. Implats, the world’s second largest platinum producer, owns a 15% interest. The project is being managed by a joint technical committee which regularly brings together expertise from the senior levels of all partners, including the construction and operating experience of Implats. Mnombo, a black economic empowerment company, holds a 26% project interest. The Company owns a 49.9% interest in Mnombo. JOGMEC holds a 21.95% project interest in the Waterberg Project and is in the process of transferring a 9.755% interest to Japanese conglomerate Hanwa Co., Ltd. Hosken Consolidated Investments Limited, a South African black empowerment investment holding company listed on the JSE with a US$1.1 billion market capitalization, owns a 15% stake in Platinum Group. Implats is an active participant in the joint venture and holds an option to increase their stake to 50.01% following the completion of the DFS.

PLATINUM GROUP METALS LTD.	…2

Platinum Group Metals recently was in New York for events and meetings of “Platinum Week”. The Waterberg Project is dominated by palladium and there are very few deposits of this type in the world. Palladium has been gaining market interest based on continued demand in the auto sector, due to a growing trend towards gasoline engines and hybrids that use palladium dominant catalysts. Platinum Group Metals is focused on completing the DFS for Waterberg on time and on budget with the assistance of its project partners.

On November 23, 2017 the Company announced the execution of binding legal agreements to sell Maseve Investments 11 Proprietary Limited (“Maseve”) to JSE listed Royal Bafokeng Platinum Limited (“RBPlat”). The Company first reported the details of the transaction in a news release dated September 6, 2017. The sale later closed on April 26, 2018 after completion of regulatory review and all conditions precedent, whereby RBPlat and its wholly-owned subsidiary, Royal Bafokeng Resources Proprietary Limited:

•	acquired the concentrator plant and related surface assets owned by Maseve for an aggregate consideration equal to the ZAR equivalent of US $58 million; and

•

acquired 100% of the shares in and shareholder claims owing by Maseve for an aggregate purchase consideration equal to the ZAR equivalent of US $12 million and the return to the Company of an environmental bond valued at approximately US $4.0 million.

(collectively “the Maseve Transaction”).

The Company reports that it is in receipt of a summons issued by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide") whereby Africa Wide has instituted legal proceedings in South Africa against the Company’s wholly owned subsidiary, Platinum Group Metals (RSA) (Pty) Limited, RBPlat and Maseve in relation to the Maseve Transaction. Africa Wide is seeking, at this very late date, to set aside or be paid increased value for, the closed Maseve Transaction. Africa Wide held a 17.1% interest in Maseve prior to the Maseve Transaction. RBPlat consulted with senior counsel, both during the negotiation of the Maseve Transaction and in regard to the current Africa Wide legal proceedings. The Company has also received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

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About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Impala Platinum recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
           R. Michael Jones, President
           or Kris Begic, VP, Corporate Development
           Platinum Group Metals Ltd., Vancouver
           Tel: (604) 899-5450 / Toll Free: (866) 899-5450
           www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

PLATINUM GROUP METALS LTD.	…4

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, JOGMEC’s potential transfer of a portion of its interest in the Waterberg Project to Hanwa; the potential for Implats to exercise its rights and fund additional development work on the Waterberg Project; the timing and completion of a DFS and updated resource model; the potential production scale of the Waterberg Project; the Waterberg Project’s potential to be a large scale, bulk mineable, fully mechanized, low-cost dominantly palladium mine; [potential developments in the palladium markets;] and the potential outcome of the Africa Wide litigation. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including additional financing requirements; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the LMM Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated Mineral Reserves and Mineral Resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

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Estimates of mineralization and other technical information included herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable Mineral Reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any Mineral Reserve or cash flow analysis to designate Mineral Reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “Mineral Reserves” under SEC standards. In addition, the terms “Mineral Resource” and “measured Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.